Surgalign Holdings, Inc.

520 Lake Cook Road, Suite 315

Deerfield, Illinois 60015

December 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:   Surgalign Holdings, Inc.

         Registration Statement on Form S-3 (File No. 333-259893)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Surgalign Holdings, Inc. (the “Company”) hereby respectfully requests that its Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-259893) be declared effective at 4:00 p.m., Eastern Time, on December 28, 2021, or as soon thereafter as practicable.

Please contact Michael P. Heinz of Sidley Austin LLP, counsel to the Company, at (312) 853-2071 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

SURGALIGN HOLDINGS, INC.

By:	/s/ Terry M. Rich

Name:	Terry M. Rich
Title:	President and Chief Executive Officer